UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

ESS Tech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26916J106

(CUSIP Number)

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83406F102

1	NAMES OF REPORTING PERSONS SB Energy Global Holdings One Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,020,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,953,699
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,953,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The securities held by Holdings One presented above are as of immediately following the Business Combination.
(2)

Based on 135,058,074 shares of Common Stock outstanding as of October 8, 2021, plus an aggregate of 15,800,960 shares of Common Stock issued on November 9, 2021 pursuant to the Earnout Rights and Expense Shortfall.

(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 83406F102

1	NAMES OF REPORTING PERSONS SB Energy Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,020,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,953,699
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,953,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The securities are held directly by Holdings One, a wholly owned subsidiary of Global Holdings. The shares presented above are as of immediately following the Business Combination.
(2)

Based on 135,058,074 shares of Common Stock outstanding as of October 8, 2021, plus an aggregate of 15,800,960 shares of Common Stock issued on November 9, 2021 pursuant to the Earnout Rights and Expense Shortfall.

(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 83406F102

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,020,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,953,699
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,953,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The securities are held directly by Holdings One, a wholly owned subsidiary of Global Holdings, which is a wholly owned subsidiary of SBGC. The shares presented above are as of immediately following the Business Combination.

(2)

Based on 135,058,074 shares of Common Stock outstanding as of October 8, 2021, plus an aggregate of 15,800,960 shares of Common Stock issued on November 9, 2021 pursuant to the Earnout Rights and Expense Shortfall.

(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 83406F102

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,020,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,953,699
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,953,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The securities are held directly by Holdings One, a wholly owned subsidiary of Global Holdings, which is a wholly owned subsidiary of SBGC, which is a wholly owned subsidiary of SoftBank. The shares presented above are as of immediately following the Business Combination.

(2)

Based on 135,058,074 shares of Common Stock outstanding as of October 8, 2021, plus an aggregate of 15,800,960 shares of Common Stock issued on November 9, 2021 pursuant to the Earnout Rights and Expense Shortfall.

(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of ESS Tech, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070.

This amendment (the “Amendment”) amends the prior Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 25, 2021 (the “Original Filing” and, as amended by this Statement, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 135,058,074 shares of Common Stock outstanding as of October 8, 2021, plus an aggregate of 15,800,960 shares of Common Stock issued on November 9, 2021 pursuant to the Earnout Rights and Expense Shortfall (each as defined in Item 6 hereto).

As Holdings One is a wholly owned subsidiary of Holdings Limited, which is a wholly owned subsidiary of SBGC, which is a wholly owned subsidiary of SoftBank, each of Holdings Limited, SBGC and SoftBank may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Holdings One. Each of Holdings Limited, SBGC and SoftBank disclaim beneficial ownership of all such shares of Common Stock, except to the extent of their respective pecuniary interest.

(c) Other than as described in this Item 5 and in Item 6, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A-1, A-2, A-3 and A-4, has effected any transaction in shares of Common Stock during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

Pursuant to the Agreement and Plan of Merger, dated May 6, 2021 (the “Merger Agreement”), by and among ACON S2 Acquisition Corp., a Delaware corporation (“STWO”), SCharge Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of STWO (“Merger Sub”), and ESS Tech, Inc., a Delaware corporation (“ESS”), on October 8, 2021, Merger Sub merged with and into ESS, with ESS continuing as the surviving entity and as a wholly owned subsidiary of STWO (the “Business Combination”). In connection with the completion of the Business Combination (the “Closing”), the name of STWO was changed to ESS Tech, Inc.

Pursuant to the Merger Agreement, at the effective time of the Business Combination, Holdings One received 31,714,972 shares of Common Stock.

Pursuant to an “earnout” provision of the Merger Agreement, the Holdings One was entitled to receive additional shares of Common Stock, for no additional consideration, if the volume weighted average price of the Common Stock over twenty trading days within any thirty trading day period exceeds certain thresholds (the “Earnout Rights”). Of these Earnout Rights, one half was issuable if the volume weighted average price of the Common Stock over twenty trading days within any thirty trading day period was greater than or equal to $12.50, and one half was issuable issued if the volume weighted average price of the Common Stock over twenty trading days within any thirty trading day period was greater than or equal to $15.00. Each of these conditions was met as of November 9, 2021.

In addition, following the closing of the Business Combination, the Issuer determined that aggregate Transaction Expenses (as defined in the Merger Agreement) were lower than had been estimated at the time of closing. Pursuant to the Merger Agreement, this lower amount of Transaction Expenses resulted in an Expense Shortfall (as defined therein), which increased the Adjusted Equity Value (as defined therein).

On November 9, 2021, Holdings One received 4,204,936 shares of Common Stock pursuant to the Earnout Rights and 33,791 shares of Common Stock pursuant to the Expense Shortfall.

Irrevocable Proxy Agreement

In connection with the Business Combination, ESS and Holdings One Ltd. filed a joint Committee on Foreign Investment in the United States (“CFIUS”) notice in August 2021 seeking CFIUS’s approval of Holdings One’s acquisition of certain voting shares, as well as certain deferred information and governance rights, in the Issuer (the “CFIUS Approval”). ESS and Holdings One agreed to use their reasonable best efforts to satisfy CFIUS and provide any documentation or information requested or required by CFIUS prior to Closing, but the receipt of CFIUS approval was not a condition to Closing.

In anticipation of Closing, ESS, STWO, and Holdings One entered into an irrevocable proxy and power of attorney agreement, dated as of September 30, 2021 (the “Irrevocable Proxy Agreement”), pursuant to which certain rights of Holdings One are subject to receipt of the CFIUS Approval. In particular, Holdings One granted the Secretary of the Issuer an irrevocable proxy to vote its shares of Common Stock that represent more than 9.9% of all issued and outstanding shares of Common Stock pro rata in the same manner and proportion as how the other holders of Common Stock vote their shares. Such proxy shall remain in place for all shares of Common Stock held by Holdings One above 9.9% of all issued and outstanding shares until the CFIUS Approval is obtained, at which time it shall continue in place but with a revised threshold, applying to all shares of Common Stock held by Holdings One above 19.9% of all issued and outstanding shares of Common Stock. On October 28, 2021, CFIUS Approval was obtained and the revised threshold is now in place.

The foregoing description of the Business Combination and associated transactions and agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and the Irrevocable Proxy Agreement, which is filed as Exhibit 4 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

1

Merger Agreement, dated as of May 6, 2021, by and among ACON S2 Acquisition Corp., SCharge Merger Sub, Inc. and ESS Tech, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed May 7, 2021).

2

Stockholders’ Agreement, dated as of May 6, 2021, by and among ESS Tech, Inc., SB Energy Global Holdings One Ltd., and Breakthrough Energy Ventures, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on October 15, 2021).

3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on May 7, 2021).

4	Irrevocable Proxy and Power of Attorney Agreement, dated as of September 30, 2021 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on October 1, 2021).

5	Joint Filing Agreement (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed on October 25, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	Head of Corporate Legal

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Director

SB ENERGY GLOBAL HOLDINGS ONE LTD.

By:	/s/ Raman Nanda
Name:	Raman Nanda
Title:	Director

SB ENERGY GLOBAL HOLDINGS LIMITED

By:	/s/ Raman Nanda
Name:	Raman Nanda
Title:	Director

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Representative Director & Chairman of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529

Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Executive Chairman of The We Company

Rajeev Misra, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Counselor to MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp., Board Director, SoftBank Corp., President and Representative Director, President Corporate Officer, CEO, Yahoo Japan Corporation, Executive Director, ZOZO, Inc., President and Representative Director, Co-CEO, Z Holdings Corporation	Kioi Tower, Tokyo Garden Terrace Kioicho, 1-3 Kioicho, Chiyoda-ku, Tokyo, 102-8282, Japan

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD., Board Director, KOEI TECMO EUROPE LIMITED, Chairman Emeritus (Director), KOEI TECMO GAMES CO. LTD.	1-18-12 Minowa-cho, Kouhoku-ku, Yokohama-shi, Kanagawa, 223-8503 Japan

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Morrison & Foerster LLP Shin-Marunouchi Bldg., 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member, TBK Co., Ltd., Representative of Otsuka CPA Office, Director, Shizuoka Bank (Europe) S.A.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Head of CFO Office of SoftBank Group Corp.

*	Director
**	Corporate Auditor

APPENDIX A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CAPITAL LIMITED

Set forth below is a list of each executive officer and director of SoftBank Group Capital Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Marcelo Claure, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Executive Chairman of The We Company

Michel Marie Alain Combes, a citizen of France 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	President of SoftBank Group International

APPENDIX A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

SB ENERGY GLOBAL HOLDINGS ONE LIMITED

Set forth below is a list of each executive officer and director of SB Energy Global Holdings One Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Clavel, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Raman Nanda, a citizen of India 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Adam Westhead, a citizen of the United Kingdom of Great Britain and Northern Ireland 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Rich Hossfeld, a citizen of the United States of America One Circle Star Way, Fourth Floor, San Carlos, California 94070	Officer, Co-CEO of SB Energy US

APPENDIX A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

SB ENERGY GLOBAL HOLDINGS LIMITED

Set forth below is a list of each executive officer and director of SB Energy Global Holdings Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Marcelo Claure, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Michel Marie Alain Combes, a citizen of France 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Mateo Cristian Jaramillo, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Raman Nanda, a citizen of India 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director

Rich Hossfeld, a citizen of the United States of America One Circle Star Way, Fourth Floor, San Carlos, California 94070	Officer, Co-CEO of SB Energy US